Exhibit 99.1

Fresenius Medical Care AG is continuing its share buyback program in an accelerated manner

Bad Homburg, January 9, 2026 – Fresenius Medical Care AG (“Company”) has decided to continue the share buyback program announced in an ad-hoc release on June 17, 2025, by repurchasing a second tranche. The share buyback program has a total volume of EUR 1 billion (excluding ancillary costs).

The first tranche of the Company's share buyback program was completed ahead of schedule on December 29, 2025.

With the second tranche it is intended to repurchase own shares for a total amount of around EUR 415 million from January 12, 2026, to May 8, 2026 (inclusive). The share buyback program is therefore expected to be completed significantly earlier. The shares shall be acquired on the stock exchange and are to be predominantly redeemed and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans.

The share buyback program is based on the authorization to purchase and use treasury shares granted by the Company’s Annual General Meeting on May 20, 2021.

Contact:

Dr. Dominik K. Heger

Head of Investor Relations, Market & Competition, Sustainability

Executive Vice President

Dominik.Heger@FreseniusMedicalCare.com

+49 6172 2685822